Exhibit 21.1

Direct and Indirect Subsidiaries
of First Security Group, Inc.    State of Incorporation

FSGBank, National Association    National Association

First Security Holdings, Inc.    Nevada

First Security Intangible Properties, Inc.    Nevada

First Security Investments, Inc.    Nevada

FSG Reinsurance Company    Arizona

Kenesaw Leasing, Inc.    Tennessee

J&S Leasing, Inc.    Tennessee